Filed pursuant to Rule 424(b)(3)

Registration No. 333-261573

Prospectus Supplement No. 1

(To Prospectus dated December 16, 2021)

17,710,000 Shares of Common Stock Offered by the Selling Stockholders

Pasithea Therapeutics Corp.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated December 16, 2021 (the “Prospectus”) of Pasithea Therapeutics Corp. (the “Company”), which forms a part of the Company’s Registration Statement on Form S-1 (Registration Nos. 333-261573). Pursuant to the Prospectus, this prospectus supplement relates to the offering and resale by the Selling Stockholders of up to 17,710,000 shares of common stock issued or issuable to such Selling Stockholders including (i) 8,680,000 shares of our common stock, par value $0.0001 per share (the “Common Stock”), issued pursuant to a Securities Purchase Agreement entered into on November 24, 2021 with certain institutional investors (the “November 2021 Private Placement”), (ii) 8,680,000 shares of Common Stock issuable upon the exercise of outstanding warrants issued in the November 2021 Private Placement, and (iii) 350,000 shares of Common Stock acquired by Alpha Capital Anstalt from Epic Capital, Craig Auringer and DPL Capital pursuant to three purchase agreements, each dated September 14, 2021.

This Prospectus Supplement updates and should be read in conjunction with, and delivered with, the Prospectus. To the extent there is a discrepancy between the information contained herein and the information in the Prospectus, the information contained herein supersedes and replaces such conflicting information.

This prospectus supplement consists of the Company’s Current Report on Form 8-K, which was filed with the SEC on December 21, 2021 (the “Current Report”) as set forth below.

This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our Common Stock involves a high degree of risk. Before buying any of our Common Stock, you should carefully read the discussion of the material risks of investing in our securities under the heading “Risk Factors” beginning on page 15 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is December 21, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 20, 2021

Pasithea Therapeutics Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40804	85-1591963
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1111 Lincoln Road, Suite 500
Miami Beach, FL 33139

(Address of Principal Executive Offices)

Registrant’s Telephone Number, Including Area Code: (702) 514-4174

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units consisting of:
(i) Common stock, $0.0001 par value per share	KTTA	The Nasdaq Capital Market
(ii) Warrants to purchase shares of common stock, par value $0.0001 per share	KTTAW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter)

Emerging Growth Company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangement of Certain Officers.

On December 20, 2021, Pasithea Therapeutics Corp. (the “Company”) entered into a new Executive Employment Agreement with Tiago Reis Marques, the Company’s Chief Executive Officer.

Pursuant to an Executive Employment Agreement, which is to be effective January 1, 2022, Dr. Marques will receive the following compensation:

•	A base salary of $450,000;

•	Sign-on bonus of $100,000, paid in a lump sum after January 1, 2022;

•	Eligibility to receive an annual discretionary bonus of up to seventy-five percent (75%) of Dr. Marques’s base salary actually received in any such year;

•	Subject to the approval of the Board and pursuant to the Company’s Equity Compensation Plan, an equity grant of 200,000 restricted stock unit (“RSU”), which shall vest into common stock of the Company over three years, subject to Dr. Marques remaining employed and in good standing, one-third vesting 12 months after the grant date, and the remainder vesting in equal tranches quarterly for thereinafter;

•	Subject to the approval of the Board and pursuant to the Company’s Equity Compensation Plan, an option to purchase 200,000 shares (“Options”) of the Company’s common stock, which shall vest over three years, subject to Dr. Marques remaining employed and in good standing, one-third vesting 12 months after the grant date, and the remainder vesting in equal tranches quarterly thereinafter;

•	Eligibility to participate in all employee benefit programs for which Dr. Marques is eligible under the terms and conditions of the benefit plans, including, at minimum, medical & dental for Dr. Marques and his spouse and dependents and paid time off including twenty-one (21) days of paid vacation as well as other benefits; and

•	Severance benefits in the event that the Company terminates Dr. Marques’s employment for any reason other than for “cause”, as defined in the Executive Employment Agreement, equal to the equivalent of twelve (12) months of Dr. Marques’s base salary in effect as of the date of Dr. Marques’s employment termination, subject to standard payroll deductions and withholdings and subject to Dr. Marques signing, not revoking, and complying with a separation agreement and release of claims in a form reasonably satisfactory to the Company.

The Executive Employment Agreement defines “cause” as: (a) commission of any felony or crime involving dishonesty or moral turpitude (whether or not a felony); (b) any action by Executive involving fraud, breach of the duty of loyalty, malfeasance, willful misconduct, or negligence, (ii) the failure or refusal by Executive u to perform any material duties hereunder or to follow any lawful and reasonable direction of the Company; (c) intentional damage to any property of the Company; (d) chronic neglect or absenteeism in the performance of Executive’s duties; (e) willful misconduct, or other material violation of Company policy or code of conduct that causes an adverse effect upon the Company; (f) breach of any written agreement with the Company (including the Employment Agreement); or (g) any action that in the reasonable belief of the Company shall or potentially shall subject the Company to negative adverse publicity or effects.

The foregoing description of the Executive Employment Agreement is qualified in its entirety by reference to the text of such letter, which will be filed as an exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

In accordance with the provisions of the Executive Employment Agreement, on December 20, 2021, the Board approved equity grants of 200,000 RSUs and Options to purchase 200,000 shares, with an exercise price equal to the closing price of the Company’s common stock on December 20, 2021, and that each grant will vest over three years, subject to Dr. Marques remaining employed and in good standing, one-third vesting 12 months after the grant date, and the remainder vesting in equal tranches quarterly thereinafter.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PASITHEA THERAPEUTICS CORP.

Date: December 21, 2021	/s/ Tiago Reis Marques
	Name:	Tiago Reis Marques
	Title:	Chief Executive Officer

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